FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of
July, 2012

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 6 August, 2012

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                     Notice to London Stock Exchange dated6 August, 2012

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange announcement dated 31 July 2012 entitled 'Director/PDMR Shareholding'

Exhibit 2: Stock Exchange announcement dated 13 July 2012 entitled 'Director/PDMR Shareholding'

Exhibit 3: Stock Exchange announcement entitled 'Annual Information Update'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC has restructured the reward packages of a small group of long standing UK employees. As part of this restructuring, Unilever PLC has agreed with Kevin Havelock (PDMR) and Keith Weed (PDMR) to replace their contractual entitlement to pension benefits with the Unilever PLC ordinary shares detailed in the relevant table below. The Unilever PLC ordinary shares will be issued under and governed by the provisions of the Unilever Global Share Incentive Plan 2007 from time to time in force, or a successor plan as specified by Unilever PLC.

Kevin Havelock

Number of Unilever PLC ordinary shares to be distributed*	Scheduled Distribution Date**
5,110	30 July 2015
5,110	30 July 2016
5,110	30 July 2017
5,110	30 July 2018
5,110	30 July 2019
* Dividend equivalents earned will be reinvested as additional Unilever PLC ordinary shares.

** The Scheduled Distribution Dates are subject to any applicable right to defer the Distribution Date and applicable share dealing rules.

Keith Weed

Number of Unilever PLC ordinary shares to be distributed*	Scheduled Distribution Date**
8,672	30 July 2015
8,672	30 July 2016
8,672	30 July 2017
8,672	30 July 2018
8,672	30 July 2019
* Dividend equivalents earned will be reinvested as additional Unilever PLC ordinary shares.

** The Scheduled Distribution Dates are subject to any applicable right to defer the Distribution Date and applicable share dealing rules.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

31 July 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 2:

 NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

On 19 March 2012 shares granted in March 2009 with conditional rights pursuant to the Unilever Leadership Performance Share Program under the Unilever North America 2002 Omnibus Equity Compensation Plan
vested and Mr K Havelock (PDMR) received 7,550 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share, together with an additional 8,136 which were sold to meet tax liabilities.

The above transaction was carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

HOLLY SCOTT - +44(0)207 822 5927

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 13 July 2012

This information is provided by RNS

The company news service from the London Stock Exchange
 END

Exhibit 3:
Unilever PLC
 Annual Information Update
FOR THE 12 MONTHS TO 30 MARCH 2012
In accordance with Prospectus Rule 5.2, the following information and documents were published, or made available to the public in compliance with relevant laws and regulations since its last information update on 30 March 2011.

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains.  This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

1.      ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE (LONDON STOCK EXCHANGE)

Description of the nature of the Information	Place of Filing	Where information can be obtained	Date of Publication
Director/PDMR Shareholding	London	RNS	27 March 2012
Director/PDMR Shareholding	London	RNS	26 March 2012
Director/PDMR Shareholding	London	RNS	22 March 2012
Director/PDMR Shareholding	London	RNS	20 March 2012
Director/PDMR Shareholding	London	RNS	07 March 2012
Annual Financial Report	London	RNS	02 March 2012
Director/PDMR Shareholding	London	RNS	28 February 2012
AGM re-elections and Committee memberships	London	RNS	28 February 2012
Director/PDMR Shareholding	London	RNS	20 February 2012
Final Results	London	RNS	02 February 2012
Director/PDMR Shareholding	London	RNS	22 December 2011
Director/PDMR Shareholding	London	RNS	16 December 2011
Completion of acquisition of 852% of Concern Kalina	London	RNS	06 December 2011
Director/PDMR Shareholding	London	RNS	24 November 2011
Director/PDMR Shareholding	London	RNS	08 November 2011
3rd Quarter Results	London	RNS	03 November 2011
Unilever to acquire 82% of Concern Kalina	London	RNS	14 October 2011
Director/PDMR Shareholding	London	RNS	15 September 2011
Director/PDMR Shareholding	London	RNS	07 September 2011
Director/PDMR Shareholding	London	RNS	10 August 2011
2nd Quarter Results 2011	London	RNS	4 August 2011
Contract win	London	RNS	14 July 2011
Merger Update	London	RNS	11 July 2011
Director/PDMR Shareholding	London	RNS	30 June 2011
Director/PDMR Shareholding	London	RNS	16 June 2011
Merger Update	London	RNS	16 June 2011
Doc re. (Result of AGM)	London	RNS	25 May 2011
Director Declaration	London	RNS	16 May 2011
Merger Update	London	RNS	16 May 2011
Edgar Batch Announcement - Replacement	London	RNS	11 May 2011
Result of AGM	London	RNS	11 May 2011
Director/PDMR Shareholding	London	RNS	10 May 2011
Unilever completes Alberto Culver acquisition	London	RNS	10 May 2011
Approval to acquire Alberto Culver	London	RNS	09 May 2011
Publication of Prospectus	London	RNS	05 May 2011
Director/PDMR Shareholding	London	RNS	28 April 2011
Trading statement First Quarter 2011	London	RNS	28 April 2011
Director/PDMR Shareholding - Replacement	London	RNS	27 April 2011
Settlement reached with European Commission	London	RNS	13 April 2011
Director/PDMR Shareholding	London	RNS	01 April 2011
Annual Information Update	London	RNS	31 March 2011

Details of all regulatory announcements can be found in full on the London Stock Exchange website at:  www.londonstockexchange.com

2.      DOCUMENTS FILED AT COMPANIES HOUSE

Description of the Nature of the Information	Place of Filing	Where information can be obtained	Date of Publication
Group of Companies' Accounts made up to 31 December 2010	London	Companies House	22 June 2011
Return made up to 16 May 2011; full list of members	London	Companies House	16 June 2011
Director Appointed - Sunil Bharti Mittal	London	Companies House	26 May 2011
Appointment Terminated - Director Jeroen van der Veer	London	Companies House	26 May 2011
Articles of Association	London	Companies House	26 May 2011
Resolution: Alteration to Articles	London	Companies House	26 May 2011
Resolution: Authority: purchase shares other than from capital	London	Companies House	26 May 2011
Resolution: Authorised allotment of shares and debentures	London	Companies House	26 May 2011
Resolution: Company Business	London	Companies House	26 May 2011
Resolution: Varying Share Rights and Names	London	Companies House	26 May 2011

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

3.      DOCUMENTS PUBLISHED OR SENT TO SHAREHOLDERS OR FILED WITH THE HEMSCOTT NATIONAL STORAGE MECHANISM

Date	Description
28 March 2012	Unilever PLC Chairman's Letter and Notice of Meeting 2012
2 March 2012	Unilever Annual Report and Accounts 2011 Unilever Annual Report on Form 20-F 2011
Documents submitted to the Hemscot National Storage Mechanism can be viewed at: http://www.hemscott.com/nsm.do

4.      DOCUMENTS LODGED WITH THE SECURITIES AND EXCHANGE COMMISSION
Unilever PLC is listed on the New York Stock Exchange and has submitted filings to the US Securities and Exchange Commission ("SEC").

Format	Description	Date

6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001193125-12-135682 (34 Act) Size: 621 KB	28 March 2012
20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)] Acc-no: 0001193125-12-094131 (34 Act) Size: 3 MB	2 March 2012
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001193125-12-093769 (34 Act) Size: 13 MB	2 March 2012
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-12-000272 (34 Act) Size: 72 KB	2 March 2012
SC 13G/A	[Amend] Statement of acquisition of beneficial ownership by individuals Acc-no: 0001086364-12-001431 (34 Act) Size: 13 KB	13 February 2012
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-12-000108 (34 Act) Size: 508 KB	2 February 2012
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-12-000013 (34 Act) Size: 65 KB	4 January 2012
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-001529 (34 Act) Size: 39 KB	6 December 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-001527 (34 Act) Size: 43 KB	6 December 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-001374 (34 Act) Size: 196 KB	3 November 2011
F-3ASR	Automatic shelf registration statement of securities of well-known seasoned issuers Acc-no: 0001047469-11-008883 (33 Act) Size: 559 KB	1 November 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001193125-11-277093 (34 Act) Size: 1 MB	21 October 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-001305 (34 Act) Size: 41 KB	18 October 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-001238 (34 Act) Size: 51 KB	3 October 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-001144 (34 Act) Size: 26 KB	1 September 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-001010 (34 Act) Size: 579 KB	4 August 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-000845 (34 Act) Size: 65 KB	5 July 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-000743 (34 Act) Size: 119 KB	7 June 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-000623 (34 Act) Size: 35 KB	11 May 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-000622 (34 Act) Size: 70 KB	11 May 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-000557 (34 Act) Size: 137 KB	5 May 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-000468 (34 Act) Size: 23 KB	13 April 2011
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-11-000415 (34 Act) Size: 342 KB	1 April 2011

5. FURTHER INFORMATION

For more information about Unilever and its brands, please visit www.unilever.com

A copy of this Annual Information Update and copies of the documents referred to in it can be obtained from the Head of Secretariat at the following address:

Head of Secretariat
Corporate Secretaries Department
Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY

2 April 2012
Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, finalising fair values related to prior acquisitions, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage sustainability, regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates, completion of the Sustainable Development Report 2011 and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are; Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the sovereign debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and regulatory, tax and legal risks. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements, contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.